ULTRAPETROL (Bahamas) Limited

Presentation to Investors

in Buenos Aires

July 21, 2011

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2010
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

General Company Updates

Ultrapetrol has laid the foundation of its future growth with a 5-year investment plan

CAPEX Plan:

- Ultrapetrol has invested (and is continuing to invest) approximately $550 million across its business segments over the last 5 years (2007-2011)



Historical Consolidated CAPEX
In $ Millions
200
180
160
140
120
100
80
60
40
20
0
180.6
135.9
90.1
68.2
77.1
82.0
2007
2008
2009
2010
2011 (P)
2012 (P)

The Company expects its full-year 2011 adjusted EBITDA to be between $62.0 and $72.0 million and its first half 2011 adjusted EBITDA to be between $22.5 and $24.5 million

Future CAPEX Program

Second Half 2011 CAPEX Program

- $26.2 million in Barge Building, Re-engining and Re-bottoming
- $4.4 million in Indian PSV construction
- $2.0 million in Ocean Business drydocks

TOTAL: $32.6 million

FY 2012 CAPEX Program

- $49.0 million in Barge Building, Re-engining and Re-bottoming
- $30.8 million in Indian PSV construction
- $2.2 million in drydocks

TOTAL: $82.0 million

Total CAPEX 2H 2011-2012: $114.6 million

Available Funds as of June 30, 2011

- Cash & Cash Equivalents as of June 30, 2011, of approximately $49 million
- Undrawn portion of DVB / Natixis loan agreement as of June 30, 2011: $66.0 million

Total Available Funds before own cash generation: $115.0 million

CAPEX program fully covered for remainder of 2011 and 2012

This is a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

Growth Initiatives under way on very favorable market conditions

Double Offshore Supply Fleet

Seven vessels currently employed to Petrobras on long-term, profitable rates + one en route to North Sea

Offshore markets show sustaining expansion

Brazil transiting through unprecedented growth in offshore exploration which will have global effect in supply/demand of vessels

Four additional PSVs to be delivered within the next 18 months

Double the size of our river operation

Re-engining program will change cost structure – Heavy Fuel – Diesel price gap is widening (~$289/MT)

Soybean and iron ore prices have increased 41% and 97% from October 2009 upto July 2011, respectively

Punta Alvear shipyard has potential to increase fleet static capacity from 1.0 million DWT to 2.3 million DWT in 2015

Soybean production at current growth rate adds 1.0 million tons per year

Iron ore volume is expected to increase 1.5 to 3.0 million tons in 2012 through increased production and new mines

Container Feeder operation initiated

Growth opportunities for Northbound leg. New factories starting activity in the next six months should increase cargo volumes

Average 5,000 TEUs per month carried during 2Q 2011

2 Container Vessels acquired and already in successful operation

ULTRAPETROL


River
Offshore Supply
Ocean

River Business Update


Paraguayan Seeded Area & Production (1)
Seeded Area
Production
10-year Production CAGR: 9%
Million Hectares & Tons
9
8
7
6
5
4
3
2
1
0
3.5 3.5 4.5 3.9 4.0 3.6 5.9 6.9 4.0 7.2 8.3
1.4 1.4 1.6 1.9 2.0 2.4 2.4 2.7 2.6 2.7 2.8
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 (P)


Hidrovia Regional Iron Ore Production (2)
10-year CAGR: 16%
Production (In Million Tons)
7
6
5
4
3
2
1
0
1.3 1.1 1.6 1.8 1.9 2.3 4.2 4.4 4.6 3.5 6.0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

- Paraguay's soy production is estimated to be 8.3 million tons for 2011
- Punta Alvear shipyard is currently producing at a rate of 1.7 barges per week and aiming for 2.0 per week for the end of 2011
- In the second quarter of 2011, an unexpected blockage of the navigational channel in the High Parana section of the Hidrovia delayed shipments of soybeans which affected volumes carried and adjusted EBITDA for the Company's River Business in the quarter
- The company expects that the approximately 175,000 tons of cargo originally anticipated for the second quarter will be transported in the second half of 2011
- 2Q 2011 delays should not have a significant effect on expected FY 2011 EBITDA

(1) Source: USDA Foreign Agricultural Service – Updated July 15, 2011
(2) Industry Sources

Context of strengthening commodity prices


Monthly Soybean Price - Oct 09 - Jun 11
(In $ per Metric Ton)
512.05
499.77
427.18
379.3
354.86
357.65
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

Source: Index Mundi and International Monetary Fund


Monthly Iron Ore Price - Oct 09 - Jun 11
(In $ per Dry Metric Ton)
187.18
179.26
170.88
172.47
145.34
126.36
86.79
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

Source: Index Mundi and International Monetary Fund

Re-engining Program Status

Pushboats currently operating under fuel-oil

- Zonda I
- Cavalier X

Pushboats to be operational in 3Q 2011

- Pampero I
- Asunción

Seven additional pushboats to be re-engined as part of our program

Potential Annual Fuel Savings per Heavy Fuel / Diesel price gap When re-engining program is completed


Savings (In $ Millions)
30
25
20
15
10
5
-
9.1
10.6
12.1
13.7
15.2
16.7
18.2
19.7
21.2
22.8
24.3
25.8
27.3
150
175
200
225
250
275
300
325
350
375
400
425
450
Heavy Fuel / Diesel price gap contemplated in original investment decision
$180 / MT
$289 / MT
Price Gap (In $ / MT)

Fuel Oil / Diesel price gap as of July 18, 2011, was $289 (1) / MT, which equivalent to a $17.5 million saving per year

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of July 18, 2011

ULTRAPETROL


River
Offshore Supply
Ocean

Offshore Supply Business Update

- We currently employ 7 PSVs in Brazil on 2-4 year term contracts with Petrobras at strong rates [(2)]



Petrobras Large PSV (+4,500 dwt) Fixtures in Brazil since 2006
$ / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
17,500
23,000
32,000
29,500
28,086
33,957 (1)
2006
2007
2008
2009
2010
2011
Charter Starting Year
Average Rate



North Sea & Brazilian Daily Average Gross Earnings for our fleet (3)
$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
17,970
28,029
29,065
27,895
29,567
FY 2009
1H 2010
1H 2011
2Q 2010
2Q 2011



North Sea Spot Rates in British pounds – 1H 2011 (4)
(In British pounds per day)
25,000
20,000
15,000
10,000
5,000
-
7,639
6,396
9,514
11,330
16,813
20,208
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

- On June 10, 2011, our second Chinese newbuilding, *UP Jasper*, was delivered
- This PSV is expected to commence operations in the North Sea during 3Q 2011

(1) Industry Sources: Includes vessel rates offered that have been accepted but not awarded
(2) Closest contract expiry: September, 2012
(3) Company calculations / data
(4) Source: Seabreeze as of June 2011

Petrobras' $224 Bn CAPEX Program continues as planned

- Brazilian demand for PSVs in conjunction with a limited supply of these vessels is pushing day rates up
- As Petrobras continues its offshore exploration and enhances its operations, PSV demand is expected to remain strong

Critical Resources	Current Situation (Dez/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	34	32 (1)	53 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	53	63	84
Others (Jacket and TLWP)	79	81	83	85

# of drilling rigs has tripled in one year

Petrobras employed an additional 33 PSVs in the last 12 months

By 2020, an additional 64 vessels will be required as opposed to Dec 09 estimate

Additional 163 vessels required by 2013



26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

Source: Petrobras - Congresso Brasileiro Do Aço E Expoaço – June 2, 2011

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization (1)
- 2010-2014 Business Plan suggests a $224.0 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020 - $73.0 billion in Pre-Salt
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe → This couples with the 5 Bn boe acquired in the Transfer of Rights (2)
- First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May, confirming the high potential of Brazil's pre-salt reservoirs (3)

These developments may push demand and PSV rates up further in the future

(1) PFC Energy
(2) Source: Petrobras Press Release dated April 29, 2011
(3) Source: Petrobras Press Release dated July 7, 2011

ULTRAPETROL


River
Offshore Supply
Ocean

Tanker Vessels

- Our Tanker vessels are under term contracts with oil majors and operate in cabotage flag-restricted trades providing transport services to local refineries
- Relatively stable operating environment

Container Vessels

- We currently operate a fleet of two container vessels operating in a flag-restricted trade in South America
- Vessels are currently calling Ushuaia, Buenos Aires, Bahía Blanca and Montevideo ➔ Primary route
- Southbound container transportation is currently at very healthy occupancy rates ➔ Ample room to expand on the Northbound trade
- Overall, this segment is exceeding company expectations

Feeder Container Line Monthly Loadings (1)



Entry into operation of 2nd vessel
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,298
2,006
1,987
1,669
2,689
4,851
3,946
4,333
4,635
5,030
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

(1) TEUs assigned to the month when the commencement of operation took place

Aggregate 2015 Estimated Pro-Forma EBITDA

River Business Proforma 2015 Assumptions

- Barge annual rotation as per historical average
- Flat average freight per ton based on current contract prices with clients
- Estimated tons transported 2015: 7.4 million
- Re-engining savings of $13.0 million on $214.50 / m3 price gap(1) and 2015 estimated fuel consumption of 60,700 MT
- 63% increase in static capacity which translates directly into revenues

1H & FY 2011 Estimate and Proforma EBITDA 2015


Aggregate Adjusted EBITDA (In $ Millions)
160
140
120
100
80
60
40
20
0
Consolidated Adjusted EBITDA and Low-End of Estimate Range
High-End of Estimate Range
61.9
22.5
24.5
62.0
72.0
140.9
2010
1H 2011
FY 2011
Proforma 2015

Offshore Supply Business Proforma 2015 Assumptions

- Twelve PSVs fleet in operation
- Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011
- Positioning costs of $350k per Newbuild
- Running Costs for NB vessels equivalent to average running costs of 1H 2010

Ocean Business Proforma 2015 Assumptions

- 4 Tanker vessels at current average rates
- Tanker vessels' average daily time charter and average daily running costs maintained at same levels as in August 2010
- Entry into operation of one additional container vessel in 2013 at utilization rates similar to *M.V. Asturiano* (Assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC per year)

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of August 11, 2010 – as of March 11: Approx. $230 / m3

Note: The estimated pro-forma revenues and EBITDA (Total and per segment) shown in this page are estimated on the basis of assumptions related to future volumes, pricing, availability of employment for our vessels, etc, which are not guaranteed. Real results could vary substantially from these estimates depending upon future circumstances including those out of the company's control. For better understanding of these estimates please refer to "Forward Looking Statements" in the second slide of this presentation